EXHIBIT 99.1

BrainsWay Announces Appointment of Hadar Levy as CEO

BURLINGTON, Mass. and JERUSALEM, Feb. 13, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the appointment of Hadar Levy, the Company’s Senior Vice President (SVP) and Chief Operating Officer (COO), and a member of BrainsWay’s senior leadership team since 2014, as Chief Executive Officer (CEO). Mr. Levy has been instrumental as a sales, financial and operational leader for the Company throughout his tenure at BrainsWay, previously serving as the Company’s Chief Financial Officer and then General Manager North America, before assuming his role as SVP and COO. Mr. Levy succeeds Christopher R. von Jako, Ph.D., who has decided to step down from the Company to pursue other opportunities.

“We are grateful to Chris for his tireless efforts, dedication, and extensive contributions to BrainsWay over the past three years as CEO,” stated David Zacut, who served as BrainsWay’s Chairman since the Company’s founding. “He has relentlessly pursued our mission of boldly advancing neuroscience to improve health and transform lives. We wish him success as he embarks on the next chapter of his distinguished career. Looking forward, we are excited to leverage Hadar’s broad expertise and extensive experience to capture the significant growth opportunities that lie ahead for BrainsWay.”

“It has been a privilege working closely with Chris over the past few years as we have positioned the Company well for long-term success,” stated Mr. Levy. “I am honored to have been appointed to lead this great Company, and am excited about our future prospects and the many tailwinds that we see positively impacting our business. I look forward to working closely with our board of directors, outstanding executive leadership team, and all of our dedicated employees to strategically grow our business, and am more confident than ever in BrainsWay’s significant potential as a global leader in the TMS industry.”

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
Scott.Areglado@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com